SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  March, 2011 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,533,730		0.1127	0.0494
Shares	Common			696,310		0.0399	0.0224
Shares	Preferred			3,360,815		0.2470	0.1083

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú Corretora	Sell	04	1,600	44.50	71,200.00
Shares	Preferred	Itaú Corretora	Sell	16	50	43.70	2,185.00
Shares	Preferred	Itaú Corretora	Sell	16	400	43.72	17,488.00
			Total Sell		2,050		90,873.00

Shares	Preferred	Direct with the Company	Subscription	28	6,128	45.87	281,091.36
Shares	Preferred	Direct with the Company	Subscription	28	39,261	45.87	1,800,902.07
Shares	Preferred	Direct with the Company	Subscription	28	4,143	45.87	190,039.41
Shares	Preferred	Direct with the Company	Subscription	28	5,841	45.87	267,926.67
Shares	Preferred	Direct with the Company	Subscription	28	3,752	45.87	172,104.24
Shares	Preferred	Direct with the Company	Subscription	28	8,578	45.87	393,472.86
Shares	Preferred	Direct with the Company	Subscription	28	3,137	45.87	143,894.19
Shares	Preferred	Direct with the Company	Subscription	28	1,779	45.87	81,602.73
Shares	Preferred	Direct with the Company	Subscription	28	1,259	45.87	57,750.33
			Total Buy		73,878		3,388,783.86

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,533,730		0.1127	0.0494
Shares	Common			696,310		0.0399	0.0224
Shares	Preferred			3,432,643		0.2522	0.1106

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  March, 2011 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				1,589,372,606	91.1396	51.1981
Shares	Preferred				633,002,910	46.5282	20.3908
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures				1,309	1.0488	0.6338

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direct with the Company	Subscription	28	38,208	45.87	1,752,600.96
			Total Buy		38,208	1,752,600.96

Final Balance

Securities/ Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				1,589,372,606	91.1396	51.1907
Shares	Preferred				633,041,118	46.5156	20.3890
Debêntures Simples	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures				1,309	1.0488	0.6338

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)  Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  March, 2011 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)  Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer